LATAM group increased capacity by 10% in July and achieved a solid load factor of 86.7%

Operating statistics for July 2025

Santiago, August 11, 2025 - During July, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 10%, while also improving its consolidated load factor, both compared to the same period of 2024. In terms of capacity, this growth was mainly driven by a 12.2% increase in the group’s international operations, as well as an 11.8% increase in the domestic operations of LATAM Airlines Brazil.

Consolidated traffic, measured in revenue passenger-kilometers (RPK), rose by 10.4%. As a result, the consolidated load factor in July 2025 reached a solid 86.7%, representing a 0.4 percentage point increase compared to the same month of the previous year.
Throughout the month, LATAM group transported nearly 8 million passengers, which represents an increase of 7.9% compared to July 2024. Year-to-date, the group has transported 49.5 million passengers.
In terms of cargo, LATAM group’s capacity, measured in available ton-kilometers (ATK), increased by 5.1% compared to the same period last year, reaching 703 million ATKs.
The following table summarizes the main operating statistics for the month and year-to-date as of July for the main LATAM group business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	July			Year to Date
	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	13,199	11,951	10.4%	81,685	75,437	8.3%
DOMESTIC SSC (1)	2,013	1,976	1.9%	13,306	13,119	1.4%
DOMESTIC BRAZIL (2)	4,094	3,623	13.0%	24,616	22,356	10.1%
INTERNATIONAL (3)	7,093	6,352	11.7%	43,763	39,963	9.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	15,225	13,847	10.0%	97,345	90,044	8.1%
DOMESTIC SSC (1)	2,337	2,346	-0.4%	16,158	16,028	0.8%
DOMESTIC BRAZIL (2)	4,694	4,198	11.8%	29,806	27,508	8.4%
INTERNATIONAL (3)	8,195	7,303	12.2%	51,381	46,509	10.5%

PASSENGER LOAD FACTOR
SYSTEM	86.7%	86.3%	0.4p.p	83.9%	83.8%	0.1p.p
DOMESTIC SSC (1)	86.1%	84.2%	1.9p.p	82.3%	81.8%	0.5p.p
DOMESTIC BRAZIL (2)	87.2%	86.3%	0.9p.p	82.6%	81.3%	1.3p.p
INTERNATIONAL (3)	86.6%	87.0%	-0.4p.p	85.2%	85.9%	-0.8p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,904	7,325	7.9%	49,465	46,694	5.9%
DOMESTIC SSC (1)	2,718	2,699	0.7%	17,741	17,836	-0.5%
DOMESTIC BRAZIL (2)	3,541	3,167	11.8%	21,626	19,833	9.0%
INTERNATIONAL (3)	1,645	1,459	12.8%	10,098	9,025	11.9%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	362	342	6.0%	2,539	2,402	5.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	703	668	5.1%	4,771	4,574	4.3%

CARGO LOAD FACTOR
SYSTEM	51.6%	51.2%	0.4p.p	53.2%	52.5%	0.7p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net